UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02006004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 129

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/25/00 (MM/DD/YY) AND ENDING 11/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman, Sachs & Co.

OFFICIAL USE ONLY
13-5108880
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Broad Street
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Chartres — (212) 855-9652
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See secti

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (7-00)

OATH OR AFFIRMATION

January 28, 2002

State of New York
ss:
County of New York

We, the undersigned, Managing Directors of Goldman, Sachs & Co., affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of Goldman, Sachs & Co. as of November 30, 2001, are true and correct. We further affirm that neither the partnership nor any Executive Officer (defined for purposes of this oath as members of the Board of Directors, members of the Management Committee, Executive Officers, and Chief Accounting Officer) has any proprietary interest in any account classified solely as that of a customer except as follows:

Payable to customers includes $4,549,252 payable to Executive Officers. Additionally, the account balances of certain affiliates are included as receivable from customers or payable to customers for purposes of financial presentation.

In addition, pursuant to New York Stock Exchange Rule 418, we affirm that the attached consolidated financial statements and supplemental schedules as of November 30, 2001, have been or will be made available to Executive Officers of the firm.

David A. Viniar
Managing Director

Sarah Smith
Managing Director

Subscribed and sworn before me:

This 28th day of January, 2002

Christine S. Thomas
Notary Public, State of New York
No. 01TH6047647
Qualified in Bronx County
Certificate filed in New York County
Commission Expries September 5, 2002



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Partners of
Goldman, Sachs & Co.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Goldman, Sachs & Co. and Subsidiaries (the "firm") for the fiscal year ended November 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the firm, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in the following: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; (5) in making periodic computations of minimum financial requirements pursuant to Regulation 1.17; (6) in making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and (7) in making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute,

PRICEWATERHOUSECOOPERS

assurance that assets for which the firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants (the "AICPA"). A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the firm's practices and procedures were adequate at November 30, 2001, to meet the Commissions' objectives.

This report is intended solely for the information and use of management, the SEC, The New York Stock Exchange, Inc., the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 of the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than those specified parties.

PricewaterhouseCoopers LLP

January 28, 2002


SEC MAIL
RECEIVED
PROCESSING
JAN 3 0 2002
334
SECTION

GOLDMAN, SACHS & CO. and SUBSIDIARIES

Consolidated Statement
of
Financial Condition
As of November 30, 2001



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Partners
Goldman, Sachs & Co.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Goldman, Sachs & Co. and Subsidiaries (the "firm") as of November 30, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the firm's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
January 28, 2002

GOLDMAN, SACHS & CO. and SUBSIDIARIES

CONSOLIDATED STATEMENT of FINANCIAL CONDITION

November 30, 2001
(in thousands)

Assets

Cash and cash equivalents	$ 5,666,498
Cash and securities segregated in compliance with U.S. federal and other regulations	18,592,112
Receivables from brokers, dealers and clearing organizations	4,408,164
Receivables from customers and counterparties	13,165,513
Securities borrowed	99,857,801
Securities purchased under agreements to resell	14,713,728
Financial instruments owned, at fair value	29,061,754
Financial instruments owned and pledged as collateral, at fair value	2,568,717
	31,630,471
Other assets	1,941,781
	$ 189,976,068

Liabilities and Partners' Capital

Short-term borrowings	$ 32,233,879
Payables to brokers, dealers and clearing organizations	3,419,440
Payables to customers and counterparties	53,697,113
Securities loaned	42,169,424
Securities sold under agreements to repurchase	28,691,550
Financial instruments sold, but not yet purchased, at fair value	16,684,405
Other liabilities and accrued expenses	2,638,903
Long-term borrowings	143,583
	179,678,297
Commitments and contingencies	
Long-term subordinated liabilities	5,822,497
Partners' capital	
Partners' capital	4,486,307
Accumulated other comprehensive loss	(11,033)
	4,475,274
	$ 189,976,068

The accompanying notes are an integral part of this consolidated financial statement.

GOLDMAN, SACHS & CO. and SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Note 1. Description of Business

Goldman, Sachs & Co. (GS&Co), a limited partnership registered as a U.S. broker-dealer, together with its consolidated subsidiaries (collectively, the firm), is a subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation. The firm is a global investment banking and securities firm that provides a wide range of financial services worldwide to a substantial and diversified client base.

The firm's activities are divided into two segments:

- **Global Capital Markets.** This segment comprises Investment Banking, which includes Financial Advisory and Underwriting, and Trading, which includes Fixed Income and Currencies, and Equities; and

- **Asset Management and Securities Services.** This segment comprises Asset Management, Securities Services and Commissions.

Note 2. Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition includes the accounts of GS&Co, its wholly-owned subsidiaries, and other entities in which the firm has a controlling financial interest. In determining whether to consolidate an entity, management considers, among other factors, the nature and extent of the firm's ownership and financial interests and other attributes of control. All material intercompany transactions and balances with subsidiaries have been eliminated.

The consolidated statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make estimates and assumptions regarding trading inventory valuations, the outcome of pending litigation, and other matters that affect the consolidated financial statements and related disclosures. These estimates and assumptions are based on judgment and available information and, consequently, actual results could be materially different from these estimates.

Unless otherwise stated herein, all references to 2001 refer to the firm's fiscal year ended, or the date, as the context requires, November 30, 2001.

Cash and Cash Equivalents

The firm defines cash equivalents as highly-liquid, overnight deposits held in the ordinary course of business.

Transfers of Financial Assets

The firm accounts for transfers of financial assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125." In general, transfers are accounted for as sales under SFAS No. 140 when the firm has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements.

Repurchase Agreements and Collateralized Financing Arrangements

Securities purchased under agreements to resell and securities sold under agreements to repurchase, principally U.S. government, federal agency and investment-grade non-U.S. sovereign obligations, represent short-term collateralized financing transactions and are carried at their contractual amounts plus accrued interest. These amounts are presented on a net-by-counterparty basis when the applicable requirements of Financial Accounting Standard Board (FASB) Interpretation No. 41 are satisfied. The firm takes possession of securities purchased under agreements to resell, monitors the market value of these securities on a daily basis and obtains additional collateral as appropriate.

Securities borrowed and loaned are recorded on the statement of financial condition based on the amount of cash collateral advanced or received. These transactions are generally collateralized by cash, securities or letters of credit. The firm takes possession of securities borrowed, monitors the market value of securities loaned and obtains additional collateral as appropriate.

As of November 2001, the firm adopted the provisions of SFAS No. 140 relating to the accounting for collateral. SFAS No. 140 eliminates the requirement under SFAS No. 125 to report collateral received from certain repurchase agreements and collateralized financing arrangements. SFAS No. 140 also requires certain disclosures regarding collateral and separate classification of certain pledged assets on the consolidated statement of financial condition.

Financial Instruments

The consolidated statement of financial condition generally reflects purchases and sales of financial instruments on a trade-date basis.

"Financial instruments owned" and "Financial instruments sold, but not yet purchased," on the consolidated statement of financial condition, are carried at fair value or amounts that approximate fair value. Fair value is based generally on listed market prices or broker or dealer price quotations. If prices are not readily determinable or if liquidating the firm's position is reasonably expected to affect market prices, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. Certain financial instruments, including over-the-counter (OTC) derivative instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit, yield curve, volatility factors, and/or prepayment rates of the underlying positions.

Derivatives

On November 25, 2000, the firm adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The adoption of this statement did not have a material effect on the firm's statement of financial condition. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives"), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the statement of financial condition and measure those instruments at fair value. The accounting for changes in the fair value of a derivative instrument depends on its intended use and the resulting designation.

Most of the firm's derivative transactions are entered into for trading purposes. The firm uses derivatives in its trading activities to facilitate customer transactions, to take proprietary positions, and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes, and by establishing hedges in related securities or derivatives. For example, the firm may hedge a portfolio of

common stock by taking an offsetting position in a related equity-index futures contract. Derivatives are reported in "Financial instruments owned" and "Financial instruments sold, but not yet purchased" on the consolidated statement of financial condition.

Property, Leasehold Improvements and Equipment

Depreciation and amortization generally are computed using accelerated cost recovery methods for property and equipment and for leasehold improvements where the term of the lease is greater than the economic useful life of the asset. All other leasehold improvements are amortized on a straight-line basis over the term of the lease. Certain internal use software costs are capitalized and amortized on a straight-line basis over the expected useful life. Property, leasehold improvements and equipment, net of depreciation and amortization, are included in "Other assets" on the consolidated statement of financial condition.

Goodwill

The cost in excess of the fair value of net assets acquired is recorded as goodwill, and through November 2001, was amortized over a period of 15 years on a straight-line basis. Subsequent to November 2001, goodwill will no longer be amortized but, instead, will be tested at least annually for impairment, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets."

Transactions with Related Parties

The firm enters into transactions with Group Inc. and affiliates in the normal course of business as part of its trading, financing, and general operations. Amounts outstanding to/from such affiliates are reflected in the consolidated statement of financial condition as set forth below (in millions):

Assets	
Receivables from brokers, dealers and clearing organizations	$ 2,770
Receivables from customers and counterparties	341
Securities borrowed	11,829
Securities purchased under agreements to resell	6,820
Financial instruments owned, at fair value (derivatives)	1,229
Other assets	270
Liabilities	
Short-term borrowings	$31,658
Payables to brokers, dealers and clearing organizations	859
Payables to customers and counterparties	6,882
Securities loaned	39,372
Securities sold under agreements to repurchase	12,998
Financial instruments sold, but not yet purchased (derivatives)	1,681
Other liabilities and accrued expenses	46
Long-term subordinated liabilities	5,822

Stock-based Compensation

The firm participates in the stock based compensation plans of Group Inc. and has elected to account for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion ("APB")

No. 25, "Accounting for Stock Issued to Employees," as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation."

Income Taxes

The firm accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of its assets and liabilities. As a partnership, the firm is primarily subject to unincorporated business taxes on income earned, or losses incurred, by conducting business in New York City and taxes in foreign jurisdictions on certain of its operations. No additional income tax provision is required on the earnings of the firm as it is a partnership and therefore the remaining tax effects of its activities accrue directly to its partners. The firm's tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively, on the consolidated statement of financial condition.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition. Gains or losses on translation of the financial statements of a non-U.S. operation, where the functional currency is other than the U.S. dollar, are reflected as a separate component of “Partners’ capital” in “Accumulated other comprehensive loss.”

Note 3. Financial Instruments

Financial instruments, including both cash instruments and derivatives, are used to manage market risk, facilitate customer transactions, engage in proprietary transactions, and meet financing objectives. These instruments can be either executed on an exchange or negotiated in the OTC market.

Transactions involving financial instruments sold, but not yet purchased, generally entail an obligation to purchase a financial instrument at a future date. The firm may incur a loss if the market value of the financial instrument subsequently increases prior to the purchase of the instrument.

Fair Value of Financial Instruments

The following table sets forth the firm's total financial instruments owned, including those pledged as collateral, at fair value, and financial instruments sold, but not yet purchased, at fair value (in millions):

	As of November 2001	
	Assets	Liabilities
Commercial paper, certificates of deposit and time deposits	$ 340	$ -
U.S. government, federal agency and sovereign obligations	15,337	6,477
Corporate debt	6,000	2,900
Equities and convertible debentures	4,199	2,465
State, municipal and provincial obligations	629	-
Derivative contracts	5,125	4,842
Total	$ 31,630	$ 16,684

Credit Concentrations

Credit concentrations may arise from trading, underwriting, and securities borrowing activities and may be impacted by changes in economic, industry or political factors. As of November 2001, U.S. government and federal agency obligations represented approximately 10% of the firm's total assets. In addition, most of the firm's securities purchased under agreements to resell are collateralized by U.S. government, federal agency and other sovereign obligations.

Derivative Activities

Derivative contracts are financial instruments, such as futures, forwards, swaps or option contracts, that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, or indices.

Derivative contracts exclude certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations, and indexed debt instruments that derive their values or contractually-required cash flows from the price of some other security or index.

Derivative contracts are reported on a net-by-counterparty basis on the firm's consolidated statement of financial condition where management believes a legal right of setoff exists under an enforceable netting agreement. The fair value of derivative financial instruments, computed in accordance with the firm's netting policy, is set forth below (in millions):

	As of November 2001	
	Assets	Liabilities
Forward settlement contracts	$2,770	$ 2,385
Swap agreements	311	424
Option contracts	2,044	2,033
Total	$5,125	$ 4,842

Securitization Activities

The firm securitizes commercial and residential mortgages and home equity loans, government and corporate bonds, lease and trade receivables, and other types of financial assets. During 2001, the firm securitized $85.8 billion of financial assets, including $50.3 billion of agency mortgage-backed securities. Retained interests in these securitized assets were not material as of November 2001.

Secured Borrowing and Lending Activities

The firm enters into secured borrowing and lending transactions to obtain securities for settlement, to finance inventory positions, and to meet customers' needs. In these transactions, the firm either provides or receives collateral, including U.S. government, federal agency, and investment-grade, non-U.S. sovereign obligations.

The firm receives collateral in connection with resale agreements, securities lending transactions, derivative transactions, customer margin loans, and other secured lending activities. In many cases, the firm is permitted to sell or repledge securities held as collateral. These securities may be used to secure repurchase

agreements, enter into securities lending or derivative transactions, or cover short positions. As of November 2001, the fair value of securities received as collateral by the firm that it was permitted to sell or repledge was $192 billion, of which $181 billion was sold or repledged.

The firm also pledges its own assets to collateralize repurchase agreements and other secured financings. As of November 2001, the carrying value of securities included in "Financial instruments owned, at fair value" that had been loaned or pledged to counterparties that did not have the right to sell or repledge was $15 billion.

Note 4. Short-Term Borrowings

The firm obtains secured, short-term financing principally through the use of repurchase agreements and securities lending agreements collateralized mainly by U.S government, federal agency, mortgage-backed, investment-grade foreign sovereign obligations, and equity securities. The firm obtains unsecured short-term borrowings through bank loans. The carrying value of these short-term obligations approximates fair value due to their short-term nature.

Note 5. Long-Term Borrowings and Subordinated Liabilities

Long-term borrowings include non-U.S. dollar obligations issued at floating interest rates. Long-term borrowings, by fiscal maturity date, as of November 2001 are set forth below (in millions):

Maturity Dates	
2003	$ 9
2004	9
2005	9
2006	10
2007 – Thereafter	107
Total	$144

Subordinated liabilities bear interest at floating rates and include $5.8 billion payable on November 22, 2003, to Group Inc. The carrying value of these borrowings approximates fair value.

Note 6. Commitments and Contingencies

Litigation

The firm is involved in a number of judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the firm's financial condition, but might be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period.

Leases

The firm has obligations under long-term, noncancelable lease agreements, principally for office space, expiring on various dates through fiscal 2012. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Minimum rental commitments, net of minimum sublease rentals, under noncancelable leases for 2002 and the succeeding four years and thereafter are set forth below (in millions):

Minimum Rental Commitments	
2002	$ 97
2003	89
2004	84
2005	79
2006	77
2007 – Thereafter	90
Total	$516

Other Commitments

The firm had commitments to enter into repurchase and resale agreements of $8.5 billion as of November 2001.

The firm provides letters of credit issued by various banks to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements. Letters of credit outstanding were $7 billion as of November 2001.

The firm has guaranteed all outstanding transactions, primarily foreign exchange forward settlement contracts, of Goldman Sachs International Finance (GSIF), a subsidiary of Group Inc. GSIF's assets exceeded its liabilities as of November 2001.

Note 7. Employee Benefit Plans

The firm sponsors various pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance, which cover most employees worldwide. The firm also provides certain benefits to former or inactive employees prior to retirement. A summary of these plans is set forth below:

Defined Benefit Pension Plans and Postretirement Plans

The firm maintains a defined benefit pension plan for substantially all U.S. employees. Employees of certain non-U.S. subsidiaries participate in various local defined benefit plans. These plans generally provide benefits based on years of credited service and a percentage of the employee's eligible compensation. At November 2001, the firm's defined benefit plan obligation exceeded the fair value of plan assets by $2 million. In addition, the firm has largely-unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees, employees, and dependents in the United States. At November 2001, the firm's unfunded obligation for the postretirement plans was $80 million. The projected benefit obligations for the firm's U.S. plans are based on the following assumptions: discount rate of 7%; long-term rate of return on plan assets of 8.5%; and rate of increase on compensation levels of 5%.

For measurement purposes, a 9.5% annual growth rate in the per capita cost of covered healthcare benefits was assumed for the fiscal year ending November 2002. The rate was assumed to decrease ratably to 5.0% for the fiscal year ending November 2011 and remain at that level thereafter.

The assumed cost of healthcare has an effect on the amounts reported for the firm's postretirement plans. A 1% change in the assumed healthcare cost trend rate would have increased the obligation by $10 million, while a 1% decrease in this rate would reduce the obligation by $9 million.

Defined Contribution Plans

The firm contributes to employer-sponsored U.S. and non-U.S. defined contribution plans. The firm's contribution to these plans was $73.8 million for 2001.

The firm has also established a nonqualified, defined contribution plan (the Plan) for certain senior employees. Shares of common stock of Group Inc. contributed to the Plan and outstanding as of November 2001 will vest and generally be distributable to the participant on specified future dates if the participant satisfies certain conditions and the participant's employment with the firm has not been terminated, with certain exceptions for terminations of employment due to death or a change in control. Dividends on the underlying shares of common stock are paid currently to the participants. Forfeited shares remain in the Plan and are reallocated to other participants. Contributions to the Plan are expensed on the date of grant.

Note 8. Employee Incentive Plans

Stock Incentive Plan

Group Inc. sponsors a stock incentive plan which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other stock-based awards to employees of the firm.

Restricted Stock Units

Group Inc. issued restricted stock units to employees of the firm under the stock incentive plan primarily in connection with its initial public offering and as part of year-end compensation for 1999 and 2000. In all cases, delivery of the underlying shares of common stock is conditioned on the grantee's satisfying certain other requirements outlined in the award agreements.

Stock Options

Stock options granted by Group Inc. to employees of the firm will generally become exercisable either in installments on or about the third, fourth, and fifth anniversaries of the date of grant or entirely on or about the third anniversary of the date of grant, if the grantee has satisfied certain conditions and the grantee's employment with the firm has not been terminated, with certain exceptions for terminations of employment due to death, retirement, extended absence or a change in control. Once service requirements have been met, these options will generally remain exercisable, subject to satisfaction of certain conditions, until the tenth anniversary of the date of grant.

Note 9. Net Capital Requirements

GS&Co is a registered U.S. broker-dealer and futures commission merchant subject to Rule 15c3-1 of the Securities and Exchange Commission and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants. GS&Co has elected to compute net capital in accordance with the "Alternate Net Capital Requirement," as permitted by Rule 15c3-1. As of November 2001, GS&Co had regulatory net capital, as defined, of $4.6 billion, which exceeded the amount required by $3.9 billion.

Certain other subsidiaries of GS&Co are also subject to capital adequacy requirements promulgated by authorities of the countries in which they operate. As of November 2001, these subsidiaries were in compliance with their local capital adequacy requirements.

As of November 2001, GS&Co made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers. The reserve requirement and amounts held on deposit in the Reserve Bank were $103 million and $507 million, respectively.